Skadden, Arps, Slate, Meagher & Flom
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CHRISTOPHER J. KELL*	www.skadden.com	HOUSTON
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	August 14, 2006	MUNICH
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VIENNA

BY HAND AND BY EDGAR

Mr. Daniel H. Morris
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ME Portfolio Management Limited Registration Statement on Form S-3 (File No. 333-134196)

Dear Mr. Morris

On behalf of our client, ME Portfolio Management Limited (the "Registrant"), enclosed are three copies of Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-3 (the "Registration Statement") of the Registrant, as filed with the Securities and Exchange Commission (the "Commission") on the date hereof. For your convenience, also enclosed are three blacklined copies of the Amendment, marked to show the changes that have been made in response to the comments of the staff of the Commission (the "Staff") set forth in the Staff's letter of August 10, 2006 (the "Comment Letter"). Page number references in this letter refer to the pages of the blacklined copy of the Amendment. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Set forth below are the Registrant's responses to the comments in the Comment Letter.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2006

Registration Statement on Form S-3

General

1.
We note footnote (1) to your response letter. Given that MEPM will “service assets of the fund that are not serviced by the servicer”, please confirm that you will identify MEPM as a servicer in the prospectus supplement, and provide additional disclosure required under Item 1108 of Regulation AB, if the assets serviced exceed 10% of the pool assets.

The Registrant has revised page S-62 of the prospectus supplement and page 51 of the base prospectus in response to the Staff's comment and confirms that the prospectus supplement for each takedown offering will include disclosure required under Item 1108 of Regulation AB with respect to MEPM to the extent MEPM services 10% or more of the pool assets. See also pages S-9 and S-60 of the prospectus supplement.

Prospectus Supplement

2.
Please revise the bullet point at the bottom of page S-8 and the first and third bullets on page S-9. As presently drafted, the bullets suggest that the investors may not rely on the prospectus to evaluate your offering.

The Registrant has revised pages S-6 and S-7 of the prospectus supplement in response to the Staff's comment.

SMHL Securitization Program, S-17

3.	We note your response to our prior comment 7. It appears to us that Perpetual Limited should also be named an originator. Please revise or advise. Refer to Item 1110 of Regulation AB.

While the term "originator" is not defined in Regulation AB, because Item 1110(b)(2) of Regulation AB focuses on the potential impact origination may have on asset performance, the Registrant considers that the entity that establishes the underwriting criteria for the extension of housing loans is appropriately considered the originator. ME is responsible for establishing and maintaining approval policies and underwriting criteria used in assessing housing loan applications, determining the suitability of loan applicants and evaluating the value and adequacy of property being used as security for housing loans. See pages S-66 to S-71 of the prospectus supplement and pages 19 to 21 of the base prospectus. Accordingly, the Registrant believes that ME, rather than SMHL Origination Fund No. 3 or the trustee of that fund, should be described as the originator. As noted in the response in our letter of August 7, 2006 to comment #7 in the Staff's letter of August 2, 2006, under the master trust deed and the mortgage origination and management agreement, ME undertakes the origination function in respect of the housing loans by procuring borrowers to enter into housing loans and arranging and processing each housing loan with the relevant borrower in accordance with ME's approval and underwriting policies.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2006

Upon completion of the origination process, MEPM directs SMHL Origination Fund No. 3 to advance funds to or for the account of the borrower.

The Registrant has revised page 8 of the base prospectus in response to the Staff's comment to include additional disclosure regarding SMHL Origination Fund No. 3. Note also that because SMHL Origination Fund No. 3 is a trust and accordingly is not recognized as a separate legal entity under Australian trust law, the SMHL Origination Fund No. 3 acts through its trustee, Perpetual Limited. See the response in our letter of July 6, 2006 to comment #8 in the Staff's letter of June 15, 2006.

Credit Enhancement, page S-19

4.
We note your response to prior comment 8. For each form of credit support for which you will provide 1114(b) information, please provide bracketed language in the prospectus supplement to that effect. Your current disclosure indicates that you will provide 1114(b) information with respect to Guaranteed Investment Contracts and Payment Funding Facilities only.

The Registrant has revised pages S-17 to S-20 of the prospectus supplement in response to the Staff's comment.

The Issuing Entity, page S-58

5.
We note your response to our prior comment 13. Please revise to add disclosure about what is meant by the assets in a fund “should not be available” to other creditors of the issuer trustee. Consider adding risk factor disclosure as appropriate.

The Registrant has revised pages S-57 of the prospectus supplement and page 90 of the base prospectus in response to the Staff's comment. In light of this revised disclosure, the Registrant does not believe that an additional risk factor is appropriate.

Delinquency Experience of the Housing Loans, page S-87

6.	We note your response to prior comment 15. Please confirm that the delinquency information required by Item 1100(b) will be provided through charge-off.

The Registrant confirms that the delinquency information required by Item 1100(b) will be provided through charge-off in both the tables presented under the caption "Description of the Pool of Housing Loans—Delinquency Experience of the Housing Loans" on pages S-88 to S-93 with respect to the pool of housing loans for each fund and in the static pool information that will be presented in response to Item 1105 of Regulation AB on a website to be designated by the Registrant. See also the response in our letter of July 6, 2006 to comment #29 in the Staff's letter of June 15, 2006.

Mr. Daniel H. Morris
Division of Corporation Finance
Securities and Exchange Commission
August 14, 2006

Base Prospectus

The Housing Loan Features and Options, page 25

7.	Please confirm that you will disclose on the applicable Exchange Act report any material modifications to the loan features.

The Registrant confirms that it will timely disclose any material modifications to the housing loan features on a Form 8-K or a Form 10-D, as applicable, for so long as such fund is subject to the reporting requirements of the Exchange Act.

*      *      *

Please call me at 011-612-9253-6055 or my partner Richard Kadlick of our New York office at 1-212-735-2716 should you have any questions or require any additional information.

Very truly yours,

/s/ Christopher J. Kell
Christopher J. Kell

cc: Richard F. Kadlick